EXHIBIT 12 – COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio)

	Six Months Ended
	June 30,		Year Ended
	2006	2005	2005	2004	2003	2002	2001
Income (loss) before income taxes, equity in earnings of non-consolidated affiliates, extraordinary item and cumulative effect of a change in accounting principle	$491,335	$447,630	$1,023,143	$1,273,871	$1,787,148	$1,091,709	$(1,077,469)
Dividends and other received from nonconsolidated affiliates	2,143	4,729	14,696	13,491	2,096	6,295	7,426

Total	493,478	452,359	1,037,839	1,287,362	1,789,244	1,098,004	(1,070,043)

Fixed Charges
Interest expense	237,674	211,707	443,245	367,503	392,215	430,890	555,452
Amortization of loan fees	—	—	*	*	*	12,077	14,648
Interest portion of rentals	179,006	169,494	345,288	323,957	285,143	246,514	225,292

Total fixed charges	416,680	381,201	788,533	691,460	677,358	689,481	795,392

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	416,680	381,201	788,533	691,460	677,358	689,481	795,392

Total earnings available for payment of fixed charges	$910,158	$833,560	$1,826,372	$1,978,822	$2,466,602	$1,787,485	$(274,651)

Ratio of earnings to fixed charges	2.18	2.19	2.32	2.86	3.64	2.59	* *

Rental fees and charges	511,446	484,269	986,536	925,592	814,694	704,327	643,691
Interest rate	35%	35%	35%	35%	35%	35%	35%

*	Amortization of loan fees is included in Interest expense beginning January 1, 2003.

**	For the year ended December 31, 2001, fixed charges exceeded earnings before income taxes and fixed charges by $1.1 billion.